Filed by BOWLIN Outdoor Advertising and Travel Centers Incorporated (Commission File No. 001-13693) pursuant to Rule 425 under the Securities Act of 1933.

In addition, BOWLIN Outdoor Advertising and Travel Centers Incorporated deems this communication to be filed under Rule 14a-12 of the Securities Exchange Act of 1934.

1. On October 4, BOWLIN Outdoor Advertising and Travel Centers Incorporated, and Lamar Advertising Company (Commission File No. 000-30242), jointly issued the following press release:

                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE
OCTOBER 4, 2000

                                                                  Contact LAMAR:
                                                                     Keith Istre
                                                         Chief Financial Officer
                                                                  (225) 926-1000

                                                                 Contact BOWLIN:
                                                     Michael L. Bowlin, Chairman
                                                                  (505) 266-5985
                                                  Rudy R. Miller, Chairman & CEO
                                                                The Miller Group
                                              Investor Relations for the Company
                                                                  (602) 225-0504

              LAMAR ADVERTISING COMPANY SIGNS DEFINITIVE AGREEMENT
                         TO ACQUIRE ALL OF THE STOCK OF
            BOWLIN OUTDOOR ADVERTISING & TRAVEL CENTERS INCORPORATED

BATON ROUGE, LOUISIANA and ALBUQUERQUE, NEW MEXICO, October 4, 2000 -- Kevin P. Reilly, Jr., Chairman, President and Chief Executive Officer of Lamar Advertising Company (NASDAQ: LAMR), and Michael L. Bowlin, Chairman, President and Chief Executive Officer of BOWLIN Outdoor Advertising & Travel Centers Incorporated (AMEX: BWN), jointly announced today that Lamar, a leading owner and operator of outdoor advertising and logo sign displays, entered into a definitive agreement and plan of merger with BOWLIN Outdoor Advertising & Travel Centers Incorporated (BOWLIN). At the effective time of the merger, all of the outstanding shares of BOWLIN will be converted into 725,000 shares of Lamar's Class A common stock. In connection with the merger, Lamar will assume up to $14.5 million in BOWLIN debt. BOWLIN has the right to terminate the merger agreement if the average closing sales price of Lamar's Class A common stock over a 30 trading day period prior to closing is less than $40.00 per share. The merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act, shareholder approval and the satisfaction of various other closing conditions.

Mr. Reilly stated, "BOWLIN is a well run company with a great collection of outdoor assets in New Mexico, Texas and Arizona."

Mr. Bowlin added, "We have great respect for Kevin Reilly, his management team and the job they have accomplished in building Lamar into a national leader in the outdoor advertising industry. The merger is a perfect fit for all parties with the stock-for-stock transaction that we believe has tremendous upside potential for our shareholders."

more...

In connection with the proposed merger, BOWLIN will transfer certain assets not associated with the outdoor advertising operations, including the corporate headquarters building and travel center operations, to a newly formed company, Bowlin Travel Centers, Inc. BOWLIN anticipates registering Bowlin Travel Centers, Inc. as a reporting company under the Securities and Exchange Act of 1934. Immediately prior to the closing of the merger, BOWLIN intends to distribute the stock of Bowlin Travel Centers, Inc. to shareholders of BOWLIN. As a result, Bowlin Travel Centers, Inc. would become an independent public reporting company at the close of the transaction.

Phoenix-based Miller Capital Corporation, a part of The Miller Group, acted as financial advisor to BOWLIN for the transaction. Sanders Morris Harris headquartered in Houston issued the fairness opinion to BOWLIN regarding the merger.

Lamar Advertising Company is a leading outdoor advertising company currently operating 150 outdoor advertising companies in 43 states, logo franchises in 20 states and the province of Ontario, Canada and 31 transit-advertising franchises in nine states.

BOWLIN, as a regional leader in non-metro markets for outdoor advertising displays, provides a full range of service that includes sales, design, production and installation. The Company also operates travel centers strategically located on major interstate highways that utilize co-branding agreements with national companies. The Company's current operations are located in the Southwestern United States.

CERTAIN STATEMENTS CONTAINED HEREIN WITH RESPECT TO FACTORS WHICH MAY AFFECT FUTURE EARNINGS, INCLUDING MANAGEMENT'S BELIEFS AND ASSUMPTIONS BASED ON INFORMATION CURRENTLY AVAILABLE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS INVOLVE RISKS AND UNCERTAINTIES, AND RESULTS COULD VARY MATERIALLY FROM THE DESCRIPTIONS CONTAINED HEREIN. FOR MORE DETAILS ON RISK FACTORS, SEE THE COMPANY'S ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

2. On October 5, BOWLIN Outdoor Advertising and Travel Centers Incorporated issued the following press release:


                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE
OCTOBER 5, 2000

                                                                 Contact BOWLIN:
                                                     Michael L. Bowlin, Chairman
                                                                  (505) 266-5985
                                                  Rudy R. Miller, Chairman & CEO
                                                                The Miller Group
                                              Investor Relations for the Company
                                                                  (602) 225-0504

            BOWLIN OUTDOOR ADVERTISING & TRAVEL CENTERS INCORPORATED CONTINUES SEPARATION OF TRAVEL CETNERS BUSINESS AND FILES
                FORM 10 WITH SECURITIES AND EXCHANGE COMMISSION

ALBUQUERQUE, NEW MEXICO, October 5, 2000 -- Michael L. Bowlin, Chairman, President and Chief Executive Officer of BOWLIN Outdoor Advertising & Travel Centers Incorporated (AMEX: BWN), announced today that it is proceeding with its separation of its travel centers business from its outdoor advertising business. As previously announced, the Company has entered into an Agreement and Plan of Merger with Lamar Advertising Company for the acquisition of the Company's outdoor advertising business.

The Company's travel center business will be contributed to Bowlin Travel Centers, Inc., a newly formed subsidiary. Bowlin Travel Centers, Inc. has filed a Form 10 to register as an independent reporting company under the Securities and Exchange Act of 1934. Immediately prior to the closing of the merger with Lamar Advertising Company, it is anticipated that the stock of Bowlin Travel Centers, Inc. will be distributed to the shareholders of the Company.

BOWLIN Outdoor Advertising & Travel Centers Incorporated, as a regional leader in non-metro markets for outdoor advertising displays, provides a full range of service that includes sales, design, production and installation. The Company also operates travel centers strategically located on major interstate highways that utilize co-branding agreements with national companies. The Company's current operations are located in the Southwestern United States.

CERTAIN STATEMENTS CONTAINED HEREIN WITH RESPECT TO FACTORS WHICH MAY AFFECT FUTURE EARNINGS, INCLUDING MANAGEMENT'S BELIEFS AND ASSUMPTIONS BASED ON INFORMATION CURRENTLY AVAILABLE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS INVOLVE RISKS AND UNCERTAINTIES, AND RESULTS COULD VARY MATERIALLY FROM THE DESCRIPTIONS CONTAINED HEREIN. FOR MORE DETAILS ON RISK FACTORS, SEE THE COMPANY'S ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

3. This material is not a substitute for the proxy statement/prospectus Lamar and Bowlin will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Lamar and Bowlin with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Lamar or Bowlin.

Bowlin, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Bowlin's directors and executive officers can be found in the documents filed by Bowlin with the SEC. Certain directors and executive officers of Bowlin may have direct or indirect interests in the merger due to securities holdings and vesting of options. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.